[McGuireWoods LLP Letterhead]

                                January 30, 2007

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Security and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

VIA FACSIMILE 202-772-9210

      Re:   Diomed Holdings, Inc.
            Registration Statements on Form SB-2
            Filed 11/13/06, As Amended by Amendment No. 1 Filed 1/26/07 (SEC File No. 333-138587)

Dear Mr. Mancuso:

      On behalf of our client, Diomed Holdings, Inc. (the "Company"), this letter (the "Response Letter") constitutes the Company's response to your letter dated January 29, 2007 (the "Comment Letter") setting forth the Staff's comments to the Registration Statement referenced above. Please note that all factual information with respect to the Company included in this letter was provided to us by the Company. For ease of reference, we have restated the Staff's comment in italicized text and provided our responses below.

General

1. Please update your disclosure, as appropriate, given the completion of your most recent fiscal year. For example, you should update your executive compensation disclosure.

Contemporaneously with the filing of this Response Letter, the Company is filing a further amendment (the "Amendment") including updated information for the Company's executive compensation for the fiscal year ended December 31, 2006 reflecting the applicable disclosure requirements under the amended provisions of Regulation SB, updated beneficial ownership information and certain other updated information.

2. Please tell us when you intend to amend your other pending registration statements to reflect the changes to the selling shareholders information that you provided in letters to us.

The Company will file appropriate amendments to the previously filed registration statements within three to five business days following the effectiveness of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 70

3. We note your response to comment 2 in your letter dated December 6, 2006 indicated that you would include the identity of the natural persons who beneficially own the shares held by each of the entities named in the principal stockholders table. Please include that information in your next amendment.

The Amendment includes this information.

Information Regarding the Selling Stockholders, page 74

4. We note from footnote (v) to your selling stockholders table that Portside Growth and Opportunity Fund appears to be an affiliate of a broker-dealer. If a selling securityholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling securityholder is able to make the following representations in the prospectus:

      o     the seller purchased in the ordinary course of business; and

      o at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has been advised that Portside Growth and Opportunity Fund is able to make the above-referenced representations. The Amendment reflects the status of Portside Growth and Opportunity Fund as an affiliate of a broker-dealer and includes the above-referenced representations on behalf of Portside Growth and Opportunity Fund by way of the asterisk appearing as a note to the selling shareholders table.

                                      * * *

      I trust that the above information is helpful and fully responds to the Comment Letter. Should there be any questions, please do not hesitate to contact the undersigned (direct telephone no. 212-548-2160) or, in my absence, you may speak with my colleague, Patrick Zabatta (direct telephone 212-548-2164).


                                        Yours truly,


                                        /s/  William A. Newman

                                        William A. Newman

      Copy: Tim Buchmiller, Esq.
      James A. Wylie, Jr.